May 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Comment Letter dated April 30, 2008 Suburban Propane Partners, L.P. Response Letter filed April 9, 2008 Form 10-K for Fiscal Year Ended September 29, 2007 filed November 28, 2007 File No. 1-14222

Mr. Owings:

This memorandum responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Suburban Propane Partners, L.P. (the “Partnership”), dated April 30, 2008, relating to our response letter filed April 9, 2009.

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Partnership’s response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 26

1.

We reviewed your response to comment two in our letter dated March 25, 2008 and proposed revisions to your disclosure. In addition to providing sensitivity analysis regarding estimates associated with your pension and other postretirement benefits, please revise your disclosure as previously requested to present an analysis of the uncertainties involved in applying your critical accounting estimates or the variability that is reasonably likely to result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of each of your estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at our website at www.sec.gov/rules/interp/33-8350.htm.

Partnership’s response:

In response to the Staff’s comment, we will provide an analysis of the uncertainties involved in applying our critical accounting estimates or the variability that is reasonably likely to result from their application over time to the extent the estimates are material. We believe our material estimates included allowances for doubtful accounts, self-insurance reserves and pension and other postretirement benefits; therefore, we would propose to supplement our disclosure regarding these estimates as set forth below (new or revised language is shown in bold italics). The remaining accounting policies or estimates that we have historically disclosed, which include revenue recognition, environmental reserves and goodwill impairment are not material to the Partnership’s financial condition or results of operations. Therefore, for the reasons described below, we do not propose additional disclosure. To the extent these accounting policies or estimates are not material going forward, they will no longer be disclosed as our critical accounting policies or estimates in future filings.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate our allowances for doubtful accounts using a specific reserve for known or anticipated uncollectible accounts, as well as an estimated reserve for potential future uncollectible accounts taking into consideration our historical write-offs. If the financial condition of one or more of our customers were to deteriorate resulting in an impairment in their ability to make payments, additional allowances could be required. As a result of our large customer base, which is comprised of approximately one million customers, no individual customer account is material. Therefore, while some variation to actual results occurs, historically such variability has not been material. Schedule II, Valuation and Qualifying Accounts, provides a summary of the changes in our allowance for doubtful accounts during the period.

Self-Insurance Reserves

Our accrued insurance reserves represent the estimated costs of known and anticipated or unasserted claims under our general and product, workers’ compensation and automobile insurance policies. Accrued insurance provisions for unasserted claims arising from unreported incidents are based on an analysis of historical claims data. For each claim, we record a self-insurance provision up to the estimated amount of the probable claim utilizing actuarially determined loss development factors applied to actual claims data. Our self-insurance provisions are susceptible to change to the extent that actual claims development differs from historical claims development. We maintain insurance coverage wherein our net exposure for insured claims is limited to the insurance deductible, claims above which are paid by our insurance carriers. For the portion of our estimated self-insurance liability that exceeds our deductibles, we record an asset related to the amount of the liability expected to be paid by the insurance companies. Historically, we have not experienced significant variability in our actuarial estimates for claims incurred but not reported. Accrued insurance provisions for reported claims are reviewed at least quarterly, and our assessment of whether a loss is probable and/or the reasonably estimable amount of the loss is updated as necessary. Due to the inherently uncertain nature of, in particular, product liability claims, the ultimate loss may differ materially from our estimates. However, because of the nature of our insurance arrangements, those material variations historically have not, nor are they expected in the future to have, a material impact on our results of operations or financial position.

Pension and Other Postretirement Benefits.

As disclosed in note 11 to the consolidated financial statements and Item 7, we changed the plan’s asset allocation to reduce investment risk and more closely match the asset mix to the future cash requirements of the plan. To the extent the change in asset mix effects the results of the sensitivity analysis, the example provided below may need to be modified for future filings.

We estimate the rate of return on plan assets, the discount rate to estimate the present value of future benefit obligations and the cost of future health care benefits in determining our annual pension and other postretirement benefit costs. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in market conditions may materially affect our pension and other postretirement benefit obligations and our future expense. Actuarial assumptions are based upon management’s best estimates and judgment.

With other assumptions held constant, an increase of 100 basis points in the discount rate would have an estimated favorable impact of $0.3 million on net pension and postretirement benefit costs and an increase of 100 basis points in the expected rate of return assumption would have an estimated favorable impact of $1.3 million on net pension and postretirement benefit costs. With other assumptions held constant, a decrease of 100 basis points in the discount rate would have an estimated unfavorable impact of $0.1 million on net pension and postretirement benefit costs and a decrease of 100 basis points in the expected rate of return assumption would have an estimated unfavorable impact of $1.3 million on net pension and postretirement benefit costs.

Revenue Recognition

Estimates associated with revenue recognition are limited to natural gas and electricity delivered but unbilled at the end of each accounting period. Accrued natural gas and electricity revenue as of September 29, 2007 and September 30, 3006 was $2.4 million, which represented less than 0.2% of fiscal 2007 and fiscal 2006 annual revenues, which is not material to the Partnership’s financial condition and results of operations.

Environmental Reserves

Environmental reserves as of September 29, 2007 and September 30, 3006 were $2.6 million and $4.8 million, respectively, which represented 1.3% and 2.5% of total current liabilities as of September 29, 2007 and September 30, 3006, respectively, which is not material to the Partnership’s financial condition and results of operations.

Goodwill Impairment Assessment

We assess the carrying value of goodwill at a reporting unit level, at least annually, based on an estimate of the fair value of each reporting unit. Fair value of the reporting unit is estimated using a discounted cash flow technique. The key assumptions and estimates in that process are the estimated cash flows over a ten-year projection period, the terminal value for annual cash flows after the end of the projection period, and the discount rate. Those assumptions vary from year to year based on conditions in the markets in which the reporting units operate and overall financial market conditions. Although changes in any of these assumptions can have a material impact on the fair value of the reporting units in which the goodwill resides, those material changes in fair value may not have any impact on the goodwill impairment test because the historical fair value determinations resulted in an amount that exceeded the carrying amount of the reporting units by a substantial margin. The Partnership’s fiscal 2007 and fiscal 2006 annual goodwill impairment review resulted in no adjustments to the carrying amount of goodwill.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, page 59

2.

We note your response to comments three and eight in our letter dated March 25, 2008. Please confirm in writing that you will include the first paragraph of your response to each of these comments in future filings.

Partnership’s response:

We confirm that we will include the first paragraph of our response (or a substantially similar paragraph of our response) to comments three and eight in our letter dated April 8, 2008 in future filings.

3.

We note your response to comment four in our letter dated March 25, 2008 and we note your indication at the forepart of your response that you will explain your use of benchmarking in future filings, however, it does not appear that you indicate that you will include your entire response to this comment in future filings.

Partnership’s response:

We confirm that we will include our entire response (or a substantially similar version of our entire response) to comment four in our letter dated April 8, 2008 in future filings.

4.

We note your response to comment five in our letter dated March 25, 2008. Your statement that disclosure of target information is not required because it is not material to investors is conclusory. Please provide us on a supplemental basis a detailed explanation for this conclusion. Please also discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Partnership’s response:

The Partnership notes that the fiscal 2008 EBITDA budget that the Compensation Committee established for the annual cash bonus plan for fiscal 2008 compensation is neither related to nor in any way material to an understanding of fiscal 2007 compensation. The Partnership has disclosed the fiscal 2007 EBITDA target associated with fiscal 2007 compensation (page 63).

The Partnership will provide in future filings specific targets for the then current fiscal year to the extent that such targets are material to understanding compensation paid to a named executive officer for the just completed fiscal year or, if such disclosure would be competitively harmful, will discuss how difficult it will be for the executive or how likely it will be for the Partnership to achieve the undisclosed target levels or other factors.

5.

We note your response to comment seven in our letter dated March 25, 2008. The disclosure you refer to on page 60 of your Form 10-K appears to focus on overall amounts of compensation, with a particular emphasis on cash compensation. Please revise to elaborate upon how the amount of the total pool and individual grants are determined for equity compensation granted under the 2000 Restricted Unit Plan.

Partnership’s response:

Our Compensation Committee does not determine a total or collective pool of equity grants and subsequently allocate that collective pool to each award recipient. Instead, the Committee considers each of the factors described on page 60 to determine if a particular executive officer or key employee should receive a Restricted Unit Plan grant. In most cases, the Committee utilizes the Restricted Unit Plan as a tool to achieve the following results:

a)	Remediation of a perceived short fall, if applicable, in the total cash compensation opportunity of a particular individual;
b)	Alignment of the interests of the executive or key employee with the interests of our investors; and
c)	Retention of the services of an executive or a key employee.

Therefore, because individual circumstances differ, the Committee has not adopted a formulaic approach to making Restricted Unit Plan awards. Grants are awarded at the Committee’s discretion when the need arises.

The paragraph found on page 67 (“Our practice is to determine the dollar amount...”) is meant to describe the Committee’s general policy for determining the quantity of units awarded to a particular individual after “...the dollar amount of equity compensation that we want to provide [to a particular individual]...” has been approved by the Committee (e.g., a grant of $5,000 is approved by the Committee for a particular individual and the quantity relative to that particular individual’s grant is subsequently determined by dividing $5,000 by “the average of the closing price of our Common Units for the twenty trading days preceding the grant date.”). This paragraph is not intended to describe a process for determining a “pool” of value that is subsequently allocated among recipients, because a process such as this has not been adopted by the Committee.

In future filings, we will incorporate the aforementioned response (or a substantially similar version of our response) in the sections Establishing Executive Compensation (page 59) and 2000 Restricted Unit Plan (page 66), as appropriate, within our Compensation Discussion and Analysis.

Financial Statements, page F-1

Note 1. Partnership Organization and Formation, page F-7

6.

We reviewed your response to comment 13 in our letter dated March 25, 2008. Please tell us how you determined the fair value of the GP interest, including the IDRs. Please also tell us why you believe the GP Exchange Transaction did not result in a return or dividend to the general partner that should be considered in your earnings per share computations in accordance with EITF 03-6.

Partnership’s response:

The GP Exchange Transaction was thoroughly described in detail in the Partnership’s proxy statement dated September 1, 2006.

Under the pre-existing Partnership agreement (the agreement in force prior to the GP Exchange Transaction) the Incentive Distribution Rights (“IDRs”) were subject to conversion into common units on a fair value basis at any time after May 26, 2004, at the discretion of the Audit Committee of the Board of Supervisors.

In the GP Exchange Transaction, 2,300,000 common units were issued by the Partnership, the publicly traded master limited partnership (“MLP”) entity, in exchange for the then-existing General Partner’s (“GP”) economic interests and IDRs. The consideration in that transaction (the 2,300,000 common units) was determined based on a valuation prepared by Goldman Sachs and the negotiated terms of the exchange, all of which were fully described in the proxy filing. The fair value of the GP interest, including the IDRs was determined based on an assessment of (i) the GP’s IDRs in the MLP (rights to future distributions from the Partnership, not an accumulated right to prior earnings of the Partnership); (ii) the GP’s economic interest in the MLP; and (iii) the GP’s economic interest included in Suburban Propane, L.P. (the operating partnership in which the GP and MLP were partners).

For the reasons provided in our response letter dated April 8, 2008, we concluded that the appropriate accounting for the acquisition of the GP interest, including the IDRs, was to record the exchange as a treasury stock transaction, which resulted in recording the acquisition of the GP interest and IDRs at the fair value of the common units issued in the exchange. The difference between fair value of the common units issued and the carrying amount of the GP interest was reflected in Partners’ Capital as a reduction to common unitholders capital, consistent with the guidance in ARB 43, Chapter 1.

The GP Exchange Transaction was a negotiated fair value exchange between the Common Unitholders and the GP and did not represent a preferential dividend or claim on the earnings or accumulated earnings of the Partnership that should be considered as a right to participate in the earnings of fiscal 2007 or any other period under EITF 03-6. Prior to the GP Exchange Transaction, the income attributable to the GP, including the IDRs, was appropriately reflected as a reduction in net income available to common unitholders under the two-class method. Thus, the GP Exchange Transaction did not represent a dividend or dividend equivalent to the GP.

The GP Exchange Transaction did represent a return to the GP interest holders, but that return was provided in exchange for the retirement of the general partner’s economic interests, including the IDRs, not a return on an outstanding equity interest that should be considered a participation right for the period.

Note 11. Employee Benefit Plans, page F-22

7.

We reviewed your response to comment 16 in our letter dated March 25, 2008 and the proposed revisions to your disclosure. Please explain to us in detail how you arrived at the conclusion that the change in your investment policies and practices and the corresponding change in the mix of the plan’s assets necessitated the modification of your accounting principle and is not an accounting change as defined in SFAS 154. It is unclear to us why a change in the plan’s target asset allocation represents a transaction or event that is clearly different in substance from those previously occurring, why the change is not accounted for and disclosed in accordance with SFAS 154 and why a letter from your independent accountant indicating whether the change in accounting principle is an alternative principle which in his judgment is preferable under the circumstances is not required pursuant to Item 601(b)(18) of Regulation S-K. Please address these matters in your response to the extent applicable.

Partnership’s response:

The following response is taken from the Partnership’s internal memo dated December 17, 2007, documenting the consideration of the accounting for the change in the manner of determining the expected return on plan assets component of net periodic pension expense.

During fiscal 2007, the Partnership reviewed the cash requirements and investment policy of its noncontributory defined benefit pension plan. Based on this review, the Partnership adopted and implemented the following strategy to fully fund the accumulated benefit obligation (“ABO”) by September 29, 2007 (the Partnership’s fiscal 2007 year-end) in order to substantially reduce, if not eliminate, future funding requirements.

i.	The Partnership made a $20 million and $5 million voluntary contribution to the pension plan during the third and fourth quarter, respectively, of fiscal 2007.

ii.

Change the investment objective related to the plan assets such that the market values of the plan’s assets move in tandem with the plan’s liabilities and reduce investment risk. In order to achieve this objective, the Partnership changed the plan’s target asset allocation from an equity concentration to a fixed income concentration, as noted below:

	September 29, 2007	September 30, 2006
Fixed income securities	75% - 85%	50% - 75%
Equity securities	15% - 25%	25% - 50%

The fixed income portion will be comprised of long-term bonds that have maturity dates commensurate with plan benefit payments. The equity portion, which will be comprised primarily of domestic and international mutual funds, will be to provide additional return to cover the plan’s expenses. The Partnership commenced reallocation of the portfolio during the third quarter of fiscal 2007 and had achieved an 80/20 fixed income-to-equity mix by September 29, 2007.

Paragraph 30 of SFAS 87 states, “the expected return on plan assets shall be determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets. The market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Different ways of calculating market-related value may be used for different classes of assets, but the manner of determining market-related value shall be applied consistently from year to year for each asset class.”

For purposes of measuring the expected return on plan assets, which is a component of net periodic pension cost, the Partnership had historically used the calculated market-related value (“CMRV”) approach as permitted by SFAS 87. The CMRV was measured using a 3-year spreading method, which spreads the variation between actual and expected return over 3 years. This approach was utilized in order to mitigate expense volatility related to the expected return on the plan assets as it had a significant concentration of equity securities. Management believed that the CMRV approach was appropriate under the higher equity mix so as to not distort annual periodic expense as a result of short-term asset value fluctuations for what is supposed to be a long term assumption.

Effective September 30, 2007, which is the beginning of fiscal 2008, the Partnership determined that the fair value approach would be a more appropriate methodology for purposes of measuring the expected return on plan assets, and concluded that the change represented a modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring (and therefore, not a change in accounting principle).

Additional background on the defined benefit pension plan

The Partnership’s defined benefit pension plan was frozen to new participants effective January 1, 2000 and, in furtherance of the Partnership’s effort to minimize future increases in benefit obligations, effective January 1, 2003, all future service credits were eliminated. Therefore, eligible participants will receive interest credits only toward their ultimate defined benefit under the defined benefit pension plan. This has resulted in, among other things, the projected benefit obligation (“PBO”) being the same as the ABO. In addition, because no additional benefits will be earned by participants, the ABO also represents the ultimate benefit obligation subject only to uncertainties associated with mortality—i.e., it is based on a fairly stable cash flow stream.

Rationale for changing from CMRV to Fair Value

The following represents the key factors or events that suggest a change from CMRV to fair value should be made in fiscal 2008:

•

During the second half of fiscal 2007, the Partnership changed the investment objective related to plan assets as a result of having fully funded the ABO (as of September 29, 2007, the plan was 103% over-funded on a SFAS 87/158 basis.) The investment objective changed from a focus geared towards maximizing total return with a strong emphasis on the preservation of capital (i.e., predominantly equity securities with some bond diversification) to a strategy focused on reducing investment risk and more closely matching actual returns to the future cash requirements of the plan (i.e., predominantly fixed income securities with some equity diversification).

•

The implementation of the new strategy should, among other things, significantly reduce expense volatility in future periods because the actual returns on a portfolio of primarily fixed income plan assets is much more likely to approximate expected returns given the lower inherent volatility of those types of assets.

•

Because the fixed income investments have been selected with a cash flow profile that is closely correlated with the expected benefit payment stream underlying the ABO, and because the extent of trading of the various underlying bonds is expected to be considerably less than the extent of trading within the various equity mutual funds in the prior asset mix, at any point in time the Company would expect the ultimate realized return on the investments to equal the then-current expected return. That is, returns will generally be derived largely (but not exclusively) from holding the investments until realization rather than by active buying and selling. That approach essentially obviates deferring recognition of unrealized gains or losses via the CMRV approach for purposes of developing the expected return assumption.

Materiality Considerations

In addition to the qualitative analysis discussed above, management also considered the quantitative impact of the alternative fair value approach to the previously reported financial statements for purposes of considering the materiality of the modification. In doing so, management, with the assistance of the Partnership’s actuarial advisers, quantified the impact of the alternative approach on the Partnership’s historical and estimated fiscal 2008 net periodic benefit costs. Management used that information to analyze the impact of the modification on Net Income, EBITDA (which is the primary performance measure used by the Partnership’s investment community) and Partners’ Capital. The following represents management’s observations of the analysis:

•

For the three years in the period ending September 29, 2007, the change in asset methodology would have resulted in a decrease to net periodic pension cost and therefore, an increase to net income (or decrease to net loss, as applicable). The decrease to net periodic pension cost for the fiscal year ended September 29, 2007, September 30, 2006 and September 24, 2005 would have been $0.8 million, $1.7 million and $1.9 million, respectively.

•

The decrease to net periodic pension cost as a percentage of net income / (loss) for each of the three years in the period ending September 29, 2007 did not exceed 2% (except for fiscal 2005, which was an atypical year that resulted in a small net loss. Since the loss was not large in terms of dollar value, the decrease in the pension expense yielded an unusually large percentage that should be viewed as an anomaly. The loss in fiscal 2005 was primarily driven by, among other things, (i) a significant loss on debt extinguishment associated with our debt refinancing, and (ii) our inability to pass on fully the rise in fuel oil prices due to our Ceiling Program, coupled with our decision not to hedge February through April 2005 deliveries under the Ceiling Program. Due to the extreme market volatility for fuel oil, the costs to hedge, in relation to the expected margins under this program, became prohibitive. After evaluating the costs to adequately hedge this program, management decided to discontinue offering the fuel oil Ceiling Program after the fiscal 2005 heating season.)

•

The cumulative increase to net periodic pension cost as a percentage of Partners’ Capital for each of the three years in the period ending September 29, 2007 ranged from 2.3% to 8.3%. The impact to 2005 was exaggerated due to the loss reported in 2005 as described above.

•

The impact to net periodic pension cost for each of the preceding five years (5 years being an Item 6 disclosure in the 10-K) as a percentage of EBITDA (adjusted EBITDA for fiscal 2005) was 2007: 0.4%, 2006: 1.0%, 2005: 1.8%, 2004: 0.3% and 2003: -4.0%. Adjusted EBITDA reflects the presentation of EBITDA for the year ended September 24, 2005 exclusive of the impact of the non-cash charge for loss on debt extinguishment, described above, in the amount of $36.2 million (as disclosed in footnote (j) of Item 6 in the 10-K)

•

On a prospective basis, the impact to net periodic pension cost for fiscal 2008 would result in a $520,000 decrease to fiscal 2008 pension expense or approximately $130,000 on a quarterly basis, which represented approximately 0.1% of EBITDA for the three months ended December 29, 2007.

Management believes the difference in net periodic pension expense arising from the difference in asset methodology is not material to the Partnership’s consolidated financial position or results of operations.

Conclusion

For the reasons outlined above, from a qualitative perspective, management believes a change from the CMRV approach to the fair value approach represents a modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring (the substantially different asset mix and investment strategy for the pension assets). In addition, although not explicitly necessary based on the qualitative analysis, management believes that the historical financial position, results of operations and other key metrics (e.g., EBITDA) are not materially affected, in the context of the financial statements taken as a whole, by the change in methodology. Accordingly, management did not account for the modification as a change in accounting principle.

In connection with responding to the Staff’s comments, the Partnership hereby acknowledges that the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 29, 2007; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

Very truly yours,

/s/ Michael A. Kuglin
Michael A. Kuglin Controller

cc: P. J. Himelfarb, Weil, Gotshal & Manges LLP